[Translation]

To Whom It May Concern:

                                  Company Name: TOYOTA MOTOR CORPORATION
                                  Name and Title of Representative:
                                       Katsuaki Watanabe
                                  (Code Number: 7203
                                       Securities exchanges throughout Japan)
                                  Name and Title of Contact Person:
                                       Masaki Nakatsugawa
                                       General Manager, Accounting Division
                                       Telephone Number: 0565-28-2121

                Notice Concerning the Dissolution of a Subsidiary

We hereby notify you that, at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on September 2, 2005, TMC decided to dissolve its subsidiary as described below.

1.    Facts of the Subsidiary to be Dissolved

      Trade name:                      Toyota Motor (China) Limited
      Date of Incorporation:           June, 1993
      Location:                        Unit 2702, Tower 1, Admiralty Centre,
                                       18 Harcourt Road, Hong Kong
      Name of Representative:          Masashi Isogai
      Capital:                         HKD 6 Million
      Issued Shares:                   600,000 shares
      Total Assets:                    HKD 643 Million (as of March 31, 2005)
      Number of Employees:             51 persons (as of March 31, 2005)
      Shareholders:                    TMC 75%
                                       Toyota Tsusho Corporation 25%
      Contents of Business:            Import and sales, etc. of vehicles and
                                       parts for China
      Business Performance (Fiscal year ended March 31, 2005):
                                       Net revenues: HKD 5,840 Million

2.    Schedule for Dissolution

      Liquidation proceedings will start after the close of business activities and, thereafter, Toyota Motor (China) Limited will be dissolved.

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3.    Reason for Dissolution

      In order to develop consistent marketing activities in China, we have decided to newly assign the businesses relating to the import and sales of vehicles and parts to a subsidiary in China, which has received the necessary authorizations to conduct the said businesses. Accordingly, we have decided to dissolve Toyota Motor (China) Limited which has been responsible for the said businesses.

4.    Anticipated Effects on Business Performance

      The anticipated effects of the dissolution of Toyota Motor (China) Limited on TMC's business performance and consolidated business performance are minor.